

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Robert Striar
Chief Executive Officer
Bull Horn Holdings Corp.
801 S. Pointe Drive, Suite TH-1
Miami Beach, Florida 33139

> **Re: Bull Horn Holdings Corp.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted August 21, 2020**
> **CIK No. 0001759186**

Dear Mr. Striar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 DRS/A filed August 21, 2020

Summary Financial Data, page 17

1. Your narrative descriptions in the footnotes to the table presented here indicate the "As Adjusted" column considers actual shareholders' equity ($15,425), the unit offering ($75 million), private placement warrants ($3 million), cash held outside the trust account ($1 million), and deferred underwriting costs ($2.25 million). It appears the "As Adjusted" column represents the aggregation of the adjustments as opposed to June 30, 2020 actual figures adjusted to represent the impact of the offering. Please revise or advise.

2. It appears that your narrative identifies that working capital and net assets include $1 million held outside the trust and $3 million in private placement notes, but does not indicate that it also includes the underwriting discount and offering expenses, aggregating

$2 million. Please revise this discussion to either state that it includes net proceeds of $76 million or include disclosure that the underwriting discount of $1.5 million and offering expenses of $0.5 million are considered in this calculation.

3. Please also revise your disclosure to specify that the $1 million held outside the trust is included in the gross proceeds of the unit offering and private placement warrants.

4. Finally, please support the inclusion of the June 30, 2020 equity balance of $15,245 in the As Adjusted working capital and total asset balances as of June 30, 2020.

You may contact Amy Geddes at 202-551-3304 or Jim Allegretto at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services